Mail Stop 3561

November 30, 2006

Peter Vaisler, Chief Executive Officer
Alliance Recovery Corporation
#390-1285 N. Telegraph Road
Monroe, Michigan 48162-3368

>   **Re: Alliance Recovery Corporation**
>   **Post-Effective Amendment No. 5 to Registration Statement**
>   **on Form SB-2**
>   **Filed November 1, 2006**
>   **File No. 333-121659**

Dear Mr. Vaisler:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to comment 1 in our letter dated October 3, 2006. In your explanatory note at the beginning of your document you refer to your Special Common Share Automatic Dividend Reinvestment and Stock Purchase Plan. However, it does not appear that your registration statement on Form SB-2 discusses a special common share automatic dividend reinvestment and stock purchase plan. Please revise or advise.

2. We note your response to comment 2 in our letter dated October 3, 2006. In your new disclosure in the Management's Discussion and Analysis or Plan of Operation section on pages 11, 19, and 23, you reference your valuation report. In addition to this disclosure, in an appropriate location within this section, please discuss in greater detail the valuation report to the extent it supports, contradicts, or otherwise supplements your disclosure. For example, please

Peter Vaisler
Alliance Recovery Corporation
November 30, 2006
Page 2

       discuss how management views the report's reliability, has used the report, and the weight management has given to the report in assessing and planning your operations.

Valuation Report, page 30

3. We note your response to comment 5 in our letter dated October 3, 2006. Specifically, we note in the last paragraph of this section that you do "not view this value as realistic or the most likely outcome." Therefore, please state here the reasons you commissioned this report and whether you adopt the report's reasoning and conclusions.

4. We note your response to comment 6 in our letter dated October 3, 2006. In the third paragraph of this section, you state that you provided Resource International Ltd. with the "best and worst case cash flow scenarios," and the company provided you an estimated value for each case. In the last sentence of your fourth paragraph, you state that the worst case scenario for the estimated value of your growth range is between $94,000,000 and $116,000,000. Regardless of the cautionary and explanatory language and assumptions surrounding these statements, it still appears as if you are implying that your value will grow to be a minimum of $94,000,000. In this regard, please state why you believe that your value will grow at least this high as opposed to having no growth or negative growth.

*   *   *   *   *   *

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Richard I. Anslow, Esq.
       Anslow & Jaclin, LLP
       Via Facsimile